Via EDGAR and Federal Express

February 26, 2021

Attention:	Amanda Kim Stephen Krikorian Mitchell Austin Jan Woo

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	New Providence Acquisition Corp. Revised Preliminary Proxy Statement of Schedule 14A Filed February 16, 2021 File No. 001-39040

Ladies and Gentlemen:

Set forth below are the responses of New Providence Acquisition Corp. (referred to herein as “we” or the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 25, 2021 with respect to the Company’s Revised Preliminary Proxy Statement on Schedule 14A, CIK No. 0001780312, filed with the Commission on February 16, 2021 (the “Proxy Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment. All references to page numbers and captions in the responses correspond to the Amended Proxy Statement unless otherwise specified.

In addition to our responses below, we note to the Staff that the Company has determined to provide in its governing documents that, in the event that the Company elects to settle a redemption election of any member of AST & Science, LLC (“OpCo”) in cash, the Corporation shall only be permitted to elect such settlement method if such cash settlement is limited to the net proceeds from the issuance of any shares of the Company’s Class A Common Stock issued for the purpose of satisfying such cash settlement.

Preliminary Proxy Statement on Schedule 14A

Unaudited Pro Forma Condensed Combined Financial Information

Adjustments to the Unaudited Pro Forma Condensed Combined Financial Information, page 96

1.	We note your response to prior comment 4 where you describe your basis for presenting the non-controlling interest as part of stockholders’ equity instead of temporary equity. We also note your disclosure throughout regarding the planned establishment of a committee to exercise full control over all decisions on settlement for non-controlling interest redemptions, which will be called the Redemption Election Committee. Please respond to the following:

● Your response indicates that Redemption Election Committee will consist solely of directors that are neither nominated by, nor affiliated with, any noncontrolling interest holders. Please tell us how many directors are expected to qualify to potentially be a part of the Redemption Election Committee. Additionally, please tell us how many directors are expected to be included on the Redemption Election Committee, and whether the number of directors on the Committee is subject to change.

Response: The Company expects that at the closing of the transactions contemplated by the Proxy Statement there will be a sole qualifying director on the Redemption Election Committee. None of the Company’s organizational documents, the Stockholders’ Agreement, committee charters or corporate governance policies provide any limit on the number of directors that may serve on the Redemption Election Committee, only that any director that is a member shall meet the qualifications as specified in the Stockholders’ Agreement. The Stockholders’ Agreement obligates each party thereto to take all action necessary to establish and maintain the Redemption Election Committee and to ensure that each director appointed thereto is qualified to serve on the committee.

The number of directors that will be included on the Redemption Election Committee will be determined by the Company’s nominating and corporate governance committee and is subject to expansion provided that any director so appointed is qualified to serve. The nominating and corporate governance committee’s charter will provide that, when making recommendations to the full board with respect to the filling of any vacancies on the board that may occur in the future, the committee shall be required to consider the need to have at least one director on the board that would be qualified to serve on the Redemption Election Committee.

● To the extent that there is not a majority conclusion among the members of the Redemption Election Committee, how would a conclusion be reached?

Response: The nominating and corporate governance committee’s charter, as well as the charter of the Redemption Election Committee, will provide that there must always be an odd number of directors that serve on the Redemption Election Committee. Accordingly, as a practical matter we do not believe there will be a scenario where there is an impasse or deadlock on the Redemption Election Committee. Nevertheless, in light of the Staff’s inquiry and to ensure that there is no ambiguity, the Company will revise Section 11.1.2 of the OpCo limited liability company operating agreement (“Operating Agreement”) to provide that, “…if the Redemption Election Committee for any reason is unable to or does not take action within such three (3) Business Day period, then the Managing Member shall be deemed to have elected the Share Settlement method.” As a result, in the unlikely event that an impasse or any other issue (e.g., temporary director incapacity, or death of a director on the committee) would prevent the Redemption Election Committee from acting within the prescribed election period, redemptions would be required to be settled by the issuance of PubCo Class A shares.

● Describe any potential scenarios where a director could be removed from the Redemption Election Committee. To the extent that a director is removed from the Committee, would the director have to be replaced on the Committee before the Committee could take further action?

Response: The board delegation of authority to the Redemption Election Committee will provide that while new members of the Redemption Election Committee will be selected by the nominating and corporate governance committee, a director that serves on the Redemption Election Committee can only be removed from that committee by a vote of the members of that committee. In the event a director is removed from the Redemption Election Committee, or resigns from the committee, to the extent there was a fully functioning committee – i.e. each member was qualified to serve on the committee and there was an odd number of directors serving on the committee – then the Redemption Election Committee could take further action. Additionally, as noted above, revised Section 11.1.2 of the Operating Agreement will provide that if the Redemption Election Committee for any reason is unable to or does not take action within the prescribed election period, redemptions would be required to be settled by the issuance of PubCo Class A shares.

We note further that the charter and bylaws of the Company and the limited liability company operating agreement of OpCo all are expressly subject to the terms of the Stockholders’ Agreement as permitted under Delaware law (specifically, Section 102(d) of the Delaware General Corporation Law (the “DGCL”)) – and the amendment provisions of all such documents provide that the same cannot be amended other than in compliance with the Stockholders’ Agreement. The Stockholders’ Agreement amendment provisions require each stockholder party thereto to consent to an amendment of its terms. As a result, no one stockholder has the ability to amend the Stockholders’ Agreement, or any of the Company’s other organizational documents, to alter the provisions with respect to the Redemption Election Committee.

● We note your disclosure on page 27 that until such date as the Stockholder Parties collectively control less than 50% of the total voting power of SpaceMobile, the Stockholder Parties will take all necessary action to cause SpaceMobile and the SpaceMobile Board to maintain the Redemption Election Committee of the SpaceMobile Board and its delegated powers. Please clarify what is meant by all necessary action. Are there any potential scenarios where the Redemption Election Committee would not be maintained while the stockholder parties control more than 50% of the voting power?

Response: “Necessary Action” is defined in the Stockholders’ Agreement, and includes, among other actions, obligating a stockholder that has designated a director for nomination to the board to request that such designee act in a certain manner, which we believe would include acting consistent with the obligation in the Stockholders’ Agreement to establish and maintain the Redemption Election Committee.

As set forth in the immediately preceding response, the charter and bylaws of the Company and the OpCo limited liability company agreement are governed by and subject to the terms of the Shareholders’ Agreement which provides significant protection to the committee’s existence and structure. The only scenario we could envision where the Redemption Election Committee would not be maintained or would no longer be solely responsible for redemption decisions would be if all of the stockholders party to the Stockholders’ Agreement amended the agreement to remove the requirement to establish and maintain the committee. If this occurred, we would expect that the accounting treatment of the non-controlling interest may need to be re-evaluated at that time to determine the proper treatment.

● We note your disclosure on page 212 that the Redemption Election Committee will initially consist solely of Mr. Coleman. Please clarify whether additional members are expected to be added to the Redemption Election Committee, and when. To the extent there is a time period when there is only one member of the Redemption Election Committee, please tell us how you concluded this qualified as a Committee of directors that is expected to have the fiduciary duties to act in the best interests of all of the Company’s stockholders.

Response: As described above, the Company’s nominating and corporate governance committee will be charged with the determination as to whether additional members shall be added to the Redemption Election Committee. Currently, there are no plans to add additional members to the Redemption Election Committee, as the determination to do so will be solely in the purview of the nominating and corporate governance committee.

We note that Section 141(c)(2) of the DGCL provides that “The board of directors may designate 1 or more committees, each committee to consist of 1 or more of the directors of the corporation.” This is consistent with Section 4.1 of the Company’s bylaws. Section 141(c)(2) of the DGCL goes on to state: “Any such committee, to the extent provided in the resolution of the board of directors, or in the bylaws of the corporation, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation,”. Fiduciary duties are a matter of state corporate law, and the DGCL clearly contemplates that a committee with only one member is able to discharge its fiduciary duties, just like a board of directors under the DGCL with one sole member would be able to discharge such duties.

In summary, the provisions of the Company’s core governing documents - the charter, bylaws, Operating Agreement, Stockholders’ Agreement and the charters of the Redemption Election Committee and the Nominating and Corporate Governance Committee, have been purposefully designed to ensure that none of the holders of OpCo LLC interests, including our founder and controlling stockholder, Mr. Avellan, has the power to control whether redemptions are settled in equity or cash. These decisions must be made by the Redemption Election Committee, and if for any reason that committee does not or cannot act timely, redemptions must be settled by the issuance of PubCo Class A shares. In combination, we believe that these provisions ensure that the redemption of OpCo LLC interests for cash or equity is solely within the issuer’s control within the meaning of ASC 480-10-S99-3A.

In light of the Staff’s additional inquiries in respect of the Company’s proposed governance provisions, and to help ensure that the Company is able to treat non-controlling interests as permanent equity, the Company has decided to further modify the Operating Agreement. Specifically, the Company will add the following to Section 11.1.2 of the Operating Agreement:

“Notwithstanding anything to the contrary in this Agreement, the Managing Member (acting through the Redemption Election Committee) may only elect a Cash Settlement if such Cash Settlement is limited to the net proceeds from any issuance of shares of Class A Common Stock issued for the purpose of satisfying such Cash Settlement.”

Put more simply, the Company will only be permitted to settle redemptions in cash with the proceeds of a new permanent equity offering.

The Staff has previously stated that permanent equity classification is acceptable in circumstances where the issuer has an unconditional right, coupled with the present intent and ability, to satisfy the redemption by exchanging the redeemable security for a permanent equity security (considering the requirements in ASC 815-40-25 to ensure that the issuer has the ability to settle in shares) or limiting the redemption to the cash proceeds to be received from a new permanent equity offering, with appropriate disclosure.

In this case, even if the Company, acting through the Redemption Election Committee, were inclined to settle a redemption request in cash, it may only elect to do so if the cash delivered in the exchange is limited to the cash proceeds to be received from a new permanent equity offering through issuance of Class A Common Stock in accordance with revised Section 11.1.2 of the Operating Agreement quoted above.

Therefore, because there is no scenario outside of the Company’s control that may result in settlement of the noncontrolling interest in cash in excess of cash proceeds to be received from a new permanent equity offering, the Company believes that the noncontrolling interest should be classified as permanent equity, as a cash settlement would in no circumstances result in the use or delivery of existing cash or other assets of the Company.

We note that a number of recent issuers organized as Up-Cs have utilized this “cash limitation” approach, either alone or in combination with provisions of their organizational documents ensuring that independent and disinterested directors control redemption election decisions, to conclude that non-controlling interests should be classified as permanent equity. See, e.g., GCM Grosvenor, Inc., UWM Holdings Corporation, Rocket Companies, Inc. and GoHealth, Inc. Like the Company, each of these issuers have pre-IPO or pre-business combination investors who hold operating company units and have majority or otherwise significant voting.

Further, and for the avoidance of doubt, management considered whether the criteria of paragraph ASC 815-40-25-10 are met such that the Company could always control whether a redemption is settled in cash or equity, and management determined that the criteria outlined in ASC 815-40-25-10 are met, and that, accordingly, the noncontrolling interest should be classified in permanent equity.

The Company will supplement the proxy statement to include the various revisions discussed above as soon as possible.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please direct any such requests or questions to Julian Seiguer of Kirkland & Ellis LLP at (713) 836-3334.

Very truly yours,
NEW PROVIDENCE ACQUISITION CORP..

By:	/s/ James Bradley
Name:	James Bradley
Title:	Chief Financial Officer, Principal Financial and Accounting Officer

cc: Julian Seiguer, P.C. (Kirkland & Ellis LLP)